Exhibit 4.1

CONVERTIBLE PROMISSORY NOTE #1

May 7, 2026	U.S. $1,165,000.00

FOR VALUE RECEIVED, Gelteq Limited, an Australian public limited company (“Borrower”), promises to pay to _______, or its successors or assigns (“Lender”), $1,165,000.00 and any interest, fees, charges, and late fees accrued hereunder on the date that is eighteen (18) months after the Purchase Price Date (the “Maturity Date”) in accordance with the terms set forth herein. This Convertible Promissory Note #1 (this “Note”) is issued and made effective as of May 7, 2026 (the “Effective Date”). This Note is issued pursuant to that certain Securities Purchase Agreement dated May 7, 2026, by and between Borrower and Lender (the “Purchase Agreement”). Certain capitalized terms used herein are defined in Attachment 1 attached hereto and incorporated herein by this reference.

This Note carries an original issue discount of $150,000.00 (the “OID”). In addition, Borrower agrees to pay $15,000.00 to Lender to cover Lender’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of this Note (the “Transaction Expense Amount”). The OID and Transaction Expense Amount are both included in the original principal balance of this Note and are deemed to be fully earned and non-refundable as of the Purchase Price Date. The purchase price for this Note shall be $1,000,000.00 (the “Purchase Price”), computed as follows: $1,165,000.00 original principal balance, less the OID and the Transaction Expense Amount. The Purchase Price shall be payable by Lender by wire transfer of immediately available funds.

1. Note Terms.

1.1. Payment. All payments owing hereunder shall be in lawful money of the United States of America, or Conversion Shares (as defined below) as provided for herein, and delivered to Lender at the address or bank account, or in the case of Conversion Shares in accordance with Section 9 below, furnished to Borrower for that purpose. All payments shall be applied first to (a) Lender’s reasonable costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.2. Prepayment. With ten (10) Trading Days’ prior written notice Borrower may prepay all or any portion of the Outstanding Balance (less such portion of the Outstanding Balance for which Borrower has received a Redemption Notice (as defined below) or Conversion Notice (as defined below) from Lender where the applicable Conversion Shares have not yet been delivered). For the avoidance of doubt, during the ten (10) Trading Day prepayment notice period Lender shall retain the right to submit Redemption Notices or Conversion Notices, if applicable. Subject to the foregoing, if Borrower exercises its right to prepay this Note, Borrower shall make payment to Lender of an amount in cash equal to 110% multiplied by the portion of the Outstanding Balance Borrower elects to prepay. Borrower will lose the right to prepay this Note if: (a) an Event of Default (as defined below) occurs hereunder until such Event of Default is cured; or (b) Borrower elects to prepay any portion of the Outstanding Balance and fails to do so on the date set forth in the prepayment notice sent to Lender.

1.3. Interest. Interest will accrue on the Outstanding Balance at the rate of seven percent (7%) per annum beginning on the Effective Date and continuing until this Note has been paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30)-day months, shall compound daily and shall be payable in accordance with the terms of this Note.

2. Security. This Note is unsecured.

3. Redemptions. Beginning on the date that is six (6) months from the Effective Date, Lender shall have the right, exercisable at any time in its sole and absolute discretion, to redeem (each, a “Redemption”) up to the Maximum Monthly Redemption Amount (such amount, the “Redemption Amount”) per calendar month by providing written notice to Borrower (each, a “Redemption Notice”). For the avoidance of doubt, Lender may submit to Borrower one (1) or more Redemption Notices in any given calendar month (the date a Redemption Notice is delivered to Borrower, the “Redemption Date”). Borrower must pay the applicable Redemption Amount to Lender in cash or Ordinary Shares (“Redemption Conversion Shares”) within two (2) Trading Days of delivery of the applicable Redemption Notice. If Borrower elects to pay the applicable Redemption Amount in Redemption Conversion Shares, it must notify Lender of such election within one (1) Trading Day of delivery of the Redemption Notice. The number of Redemption Conversion Shares deliverable pursuant to a Redemption Notice will be calculated as follows: the applicable Redemption Amount divided by the Conversion Price on the Redemption Date. Notwithstanding the foregoing, Borrower may only elect to pay a Redemption Amount in Redemption Conversion Shares if all Equity Conditions are satisfied as of the applicable Redemption Date. In the event the applicable Conversion Price is below the Floor Price, Lender will have the right to require Borrower to pay the applicable Redemption Amount in cash.

4. Limited Conversions. Beginning on the date that is six (6) months from the Effective Date, if at any time thereafter a Limited Conversion Event occurs, then Lender shall have the right to convert (a “Limited Conversion”) all or any portion of the Outstanding Balance (the “Conversion Amount”) into Ordinary Shares (“Limited Conversion Shares”, and together with the Redemption Conversion Shares, the “Conversion Shares”), by submitting a conversion notice (each, a “Conversion Notice”) to Borrower (the date a Conversion Notice is delivered to Borrower, the “Conversion Date”) at any time during the Limited Conversion Window. The number of Limited Conversion Shares deliverable pursuant to a Conversion Notice will be calculated as follows: the applicable Conversion Amount divided by the Conversion Price on the Conversion Date. In the event the applicable Conversion Price is below the Floor Price, Lender will have the right to require Borrower to pay the applicable Conversion Amount in cash.

5. Trigger Events; Defaults; and Remedies.

5.1. Trigger Events. The following are trigger events under this Note (each, a “Trigger Event”): (a) Borrower fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (b) a receiver, trustee or other similar official shall be appointed over Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or is not dismissed or discharged within sixty (60) days; (c) Borrower becomes insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due; (d) Borrower makes a general assignment for the benefit of creditors; (e) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (f) an involuntary bankruptcy proceeding is commenced or filed against Borrower; (g) Borrower fails to observe or perform any covenant set forth in Section 4 of the Purchase Agreement, and such failure remains uncured for four (4) Trading Days after written notice from Lender; (h) the occurrence of a Fundamental Transaction without Lender’s prior written consent; provided, however, Borrower’s consent will not be required if this Note is paid in full in connection with such Fundamental Transaction; (i) Borrower fails to timely deliver any Conversion Shares in accordance with the terms hereof for any reason; provided, however, that on three (3) occasions when this Note remains outstanding (aggregated with all other such occasions under Note #2 (as defined in the Purchase Agreement)), Borrower shall be granted three (3) additional Trading Days to deliver Conversion Shares following the required Delivery Date (as defined below) thereof; (j) Borrower or any pledgor, trustor, or guarantor of this Note defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of Borrower or such pledgor, trustor, or guarantor contained herein or in any other Transaction Document (as defined in the Purchase Agreement), other than those specifically set forth in this Section 5.1 and Section 4 of the Purchase Agreement; (k) any representation, warranty or other statement made or furnished by or on behalf of Borrower or any pledgor, trustor, or guarantor of this Note to Lender herein, in any Transaction Document, or otherwise in connection with the issuance of this Note is false, incorrect, incomplete or misleading in any material respect when made or furnished; (l) Borrower effectuates a reverse split, ratio change or other similar event with respect to its Ordinary Shares without twenty (20) Trading Days prior written notice to Lender; (m) any money judgment, writ or similar process is entered or filed against Borrower or any subsidiary of Borrower or any of its property or other assets for more than $250,000.00, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) calendar days unless otherwise waived by Lender; (n) Borrower fails to be DWAC Eligible; (o) Borrower receives a delisting determination notice with respect to its Ordinary Shares from the Nasdaq Listing Qualifications Department subsequent to the Effective Date; (p) a non-management supported preliminary proxy is filed against Borrower; or (q) Borrower, any subsidiary of Borrower, or any pledgor, trustor, or guarantor of this Note breaches other term or condition contained in any Other Agreements, and such failure remains uncured for four (4) Trading Days after written notice from Lender.

5.2. Trigger Event Remedies. At any time following the occurrence of any Trigger Event, Lender may, at its option, increase the Outstanding Balance by applying the Trigger Effect (subject to the limitations set forth in the definition of Trigger Effect below).

5.3. Defaults. At any time following the occurrence of a Trigger Event, Lender may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event within five (5) Trading Days. If Borrower fails to cure the Trigger Event within the required five (5) Trading Day cure period, the Trigger Event will automatically become an event of default hereunder (each, an “Event of Default”).

5.4. Default Remedies. At any time and from time to time following the occurrence of any Event of Default, Lender may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash at the Mandatory Default Amount. Notwithstanding the foregoing, upon the occurrence of any Trigger Event described in clauses (b) – (f) of Section 5.1, an Event of Default will be deemed to have occurred and the Outstanding Balance as of the date of the occurrence of such Trigger Event shall become immediately and automatically due and payable in cash at the Mandatory Default Amount, without any written notice required by Lender for the Trigger Event to become an Event of Default. At any time following the occurrence of any Event of Default, upon written notice given by Lender to Borrower, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of fifteen percent (15%) per annum or the maximum rate permitted under applicable law (“Default Interest”). For the avoidance of doubt, Lender may continue making Limited Conversions and Redemptions at any time following a Trigger Event or Event of Default until such time as the Outstanding Balance is paid in full. In connection with acceleration described herein, Lender need not provide, and Borrower hereby waives, any presentment, demand, protest or other notice of any kind, and Lender may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Lender at any time prior to full payment of the Outstanding Balance and Lender shall have all rights as a holder of the Note until such time, if any, as Lender receives full payment of this Note. No such rescission or annulment shall affect any subsequent Trigger Event or Event of Default or impair any right consequent thereon. Nothing herein shall limit Lender’s right to pursue any other remedies available to it under the Purchase Agreement, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to Borrower’s failure to timely deliver Conversion Shares as required pursuant to the terms hereof.

6. Unconditional Obligation; No Offset. Borrower acknowledges that this Note is an unconditional, valid, binding and enforceable obligation of Borrower not subject to offset, deduction or counterclaim of any kind. Borrower hereby waives any rights of offset it now has or may have hereafter against Lender, its successors and assigns, and agrees to make the payments or Conversions called for herein in accordance with the terms of this Note.

7. Waiver. No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

8. Rights Upon Issuance of Securities. Without limiting any provisions hereof, if Borrower at any time on or after the Effective Date subdivides (by any share split, share dividend, recapitalization, or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of Ordinary Shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provisions hereof, if Borrower at any time on or after the Effective Date combines (by combination, reverse stock split, or otherwise) one or more classes of its outstanding Ordinary Shares into smaller number of Ordinary Shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 8 shall become effective immediately after the effective date of such subdivision or combination.

9. Method of Conversion Share Delivery. On or before the close of business on the second (2nd) Trading Day following the date of delivery of a Redemption Notice or Conversion Notice, as applicable (the “Delivery Date”), Borrower shall deliver or cause its transfer agent to issue and deliver the applicable Conversion Shares electronically via DWAC to the account designated by Lender in the applicable Redemption Notice or Conversion Notice. If Borrower is not DWAC Eligible or such Conversion Shares are not eligible for delivery via DWAC, it shall nevertheless issue the applicable Conversion Shares to Lender in book entry form. Moreover, and notwithstanding anything to the contrary herein or in any other Transaction Document, in the event Borrower or its transfer agent refuses to deliver any Conversion Shares without a restrictive securities legend to Lender on grounds that such issuance is in violation of Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), Borrower shall deliver or cause its transfer agent to deliver the applicable Conversion Shares to Lender with a restricted securities legend, but otherwise in accordance with the provisions of this Section 9. In conjunction therewith, Borrower will also deliver to Lender a written explanation from its counsel or its transfer agent’s counsel opining as to why the issuance of the applicable Conversion Shares violates Rule 144.

10. Redemption or Conversion Delays. If Borrower fails to deliver Conversion Shares by the applicable Delivery Date, Lender may at any time prior to receiving the applicable Conversion Shares rescind in whole or in part such Redemption or Limited Conversion, as applicable, with a corresponding increase to the Outstanding Balance (any returned amount will tack back to the Purchase Price Date for purposes of determining the holding period under Rule 144). In addition, for each Redemption or Limited Conversion, as applicable, in the event that Conversion Shares, as applicable, are not delivered by the Delivery Date, a late fee equal to 1% of the applicable Conversion Share Value, as applicable, rounded to the nearest multiple of $100.00 but with a floor of $500.00 per day (but in any event the cumulative amount of such late fees for each Conversion shall not exceed 100% of the applicable Conversion Share Value, as applicable) will be assessed for each day after the Delivery Date until Conversion Share delivery is made; and such late fees will be added to the Outstanding Balance (such fees, the “Conversion Delay Late Fees”).

11. Ownership Limitation. Notwithstanding anything to the contrary contained in this Note or the other Transaction Documents, Borrower shall not effect any Conversion of this Note to the extent that after giving effect to such Conversion or Redemption would cause Lender (together with its affiliates) to beneficially own a number of Ordinary Shares exceeding 9.99% of the number of Ordinary Shares outstanding on such date (including for such purpose the Ordinary Shares issuable upon such issuance) (the “Maximum Percentage”). For purposes of this section, beneficial ownership of Ordinary Shares will be determined pursuant to Section 13(d) of the 1934 Act. The foregoing Maximum Percentage is enforceable, unconditional and non-waivable and shall apply to all affiliates and assigns of Lender.

12. Opinion of Counsel. If an opinion of counsel is needed for any Conversion or Redemption under this Note, Lender has the right to have any such opinion provided by its counsel.

13. Governing Law; Venue. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of Utah, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Utah or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Utah. The provisions set forth in the Purchase Agreement to determine the proper venue for any disputes are incorporated herein by this reference.

14. Arbitration of Disputes. By its issuance or acceptance of this Note, each party agrees to be bound by the Arbitration Provisions (as defined in the Purchase Agreement) set forth as an exhibit to the Purchase Agreement.

15. Cancellation. After repayment or conversion of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

16. Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

17. Assignments. Borrower may not assign this Note without the prior written consent of Lender. This Note and any Conversion Shares issued upon pursuant to this Note may be offered, sold, assigned or transferred by Lender without the consent of Borrower, so long as such transfer is in accordance with applicable federal and state securities laws.

18. Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the subsection of the Purchase Agreement titled “Notices.”

19. Liquidated Damages. Lender and Borrower agree that in the event Borrower fails to comply with any of the terms or provisions of this Note, Lender’s damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties’ inability to predict future interest rates, future share prices, future trading volumes and other relevant factors. Accordingly, Lender and Borrower agree that any fees, balance adjustments, Default Interest, Conversion Delay Late Fees or other charges assessed under this Note are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages (under Lender’s and Borrower’s expectations that any such liquidated damages will tack back to the Purchase Price Date for purposes of determining the holding period under Rule 144). Therefore, no additional penalty claims, lost profits or liquidated damages shall be claimed in excess of agreed liquidated damage amounts under this Note.

20. Severability. If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Lender to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Effective Date.

BORROWER:

Gelteq Limited

By:	/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer

ACKNOWLEDGED, ACCEPTED AND AGREED:

LENDER:

By:	/s/ Authorized Signatory

[Signature Page to Convertible Promissory Note #1]

ATTACHMENT 1

DEFINITIONS

For purposes of this Note, the following terms shall have the following meanings:

A1.“Ordinary Shares” means Borrower’s ordinary shares, no par value per share.

A2.“Conversion Price” means ninety-three percent (93%) multiplied by the lowest daily VWAP during the five (5) Trading Days preceding the applicable measurement date.

A3.“Conversion Share Value” means the product of the number of Conversion Shares deliverable pursuant to any Conversion Notice or Redemption Notice multiplied by the closing trade price of the Ordinary Shares on the applicable measurement date.

A4.“DTC” means the Depository Trust Company or any successor thereto.

A5.“DTC/FAST Program” means the DTC’s Fast Automated Securities Transfer program.

A6.“DWAC” means the DTC’s Deposit/Withdrawal at Custodian system.

A7.“DWAC Eligible” means that (a) Borrower’s Ordinary Shares are eligible at DTC for full services pursuant to DTC’s operational arrangements, including without limitation transfer through DTC’s DWAC system; (b) Borrower has been approved (without revocation) by DTC’s underwriting department; (c) Borrower’s transfer agent is approved as an agent in the DTC/FAST Program; (d) the Conversion Shares are otherwise eligible for delivery via DWAC; and (e) Borrower’s transfer agent does not have a policy prohibiting or limiting delivery of the Conversion Shares via DWAC.

A8.“Equity Conditions” means that each of the following conditions has been satisfied on the applicable Redemption Date: (a) all of the Redemption Conversion Shares would be freely tradable pursuant to an effective registration statement, under Rule 144 or without the need for registration under any applicable federal or state securities laws; (b) the applicable Redemption Conversion Shares would be eligible for immediate resale by Lender; (c) no Trigger Event shall have occurred and be continuing hereunder; (d) the average and median daily dollar trading volume of the Ordinary Shares on its principal market for the previous twenty (20) Trading Days is greater than $100,000.00; and (e) the Ordinary Shares are trading on Nasdaq or NYSE.

A9.“Floor Price” means $0.50 per share (as adjusted pursuant to any stock splits, combinations, or other similar events).

A10.“Fundamental Transaction” means that (a) (i) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not Borrower or any of its subsidiaries is the surviving corporation) any other person or entity, (ii) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, (iii) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than fifty percent (50%) of the outstanding shares of voting stock of Borrower (not including any shares of voting stock of Borrower held by the person or persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), (iv) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than fifty percent (50%) of the outstanding shares of voting stock of Borrower (not including any shares of voting stock of Borrower held by the other persons or entities making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), (v) Borrower or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Ordinary Shares or preferred shares, other than an increase in the number of Ordinary Shares or preferred stock, (vi) Borrower transfers any material asset to any subsidiary, affiliate, person or entity under common ownership or control with Borrower, or (vii) Borrower pays or makes any monetary or non-monetary dividend or distribution to its shareholders; or (b) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of fifty percent (50%) of the aggregate ordinary voting power represented by issued and outstanding voting stock of Borrower. For the avoidance of doubt, Borrower or any of its subsidiaries entering into a definitive agreement that contemplates a Fundamental Transaction will be deemed to be a Fundamental Transaction unless such agreement contains a closing condition that this Note is repaid in full upon consummation of the transaction. For the further avoidance of doubt, consolidations or mergers of wholly-owned subsidiaries together or into Borrower where Borrower remains the surviving entity will not be considered Fundamental Transactions.

A11.“Limited Conversion Event” means that on any given Trading Day the Ordinary Shares trade at a price that is at least fifteen percent (15%) greater than the lowest closing trade price of the Ordinary Shares on any of the preceding five (5) Trading Days.

A12.“Limited Conversion Window” means the period beginning on the date a Limited Conversion Event occurs and ending on the date that is five (5) Trading Days after the date the Limited Conversion Event occurs. For the avoidance of doubt, more than one (1) Limited Conversion Window may be open at the same time.

A13.“Major Trigger Event” means any Trigger Event occurring under Sections 5.1(a) - 5.1(h).

A14.“Mandatory Default Amount” means the Outstanding Balance following the application of one or more Trigger Effects.

A15.“Maximum Monthly Redemption Amount” means $25,000.00; provided that, starting on the twelve (12) month anniversary of the Effective Date, such amount shall automatically increase to $100,000.00.

A16.“Minor Trigger Event” means any Trigger Event that is not a Major Trigger Event.

A17.“Other Agreements” means, collectively, (a) all existing and future agreements and instruments between, among or by Borrower (or a subsidiary), on the one hand, and Lender (or an affiliate), on the other hand, and (b) any financing agreement or a material agreement.

A18.“Outstanding Balance” means as of any date of determination, the Purchase Price, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, Conversion, offset, or otherwise, plus the Transaction Expense Amount, plus the OID, plus accrued but unpaid interest, collection and enforcements costs (including attorneys’ fees) incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges (including without limitation Conversion Delay Late Fees) incurred under this Note.

A19.“Purchase Price Date” means the date the Purchase Price is delivered by Lender to Borrower.

A20.“SEC” means the United States Securities and Exchange Commission.

A21.“Trading Day” means any day on which the Nasdaq Stock Market (or such other principal market for the Ordinary Shares) is open for trading.

A22.“Trigger Effect” means multiplying the Outstanding Balance as of the date the applicable Trigger Event occurred by (a) fifteen percent (15%) for each occurrence of any Major Trigger Event, or (b) five percent (5%) for each occurrence of any Minor Trigger Event, and then adding the resulting product to the Outstanding Balance as of the date the applicable Trigger Event occurred, with the sum of the foregoing then becoming the Outstanding Balance under this Note as of the date the applicable Trigger Event occurred; provided, however, that the Trigger Effect may only be applied three (3) times hereunder with respect to Major Trigger Events and three (3) times hereunder with respect to Minor Trigger Events; and provided further that the Trigger Effect shall not apply to any Trigger Event pursuant to Section 5.1(i) hereof.

A23.“VWAP” means the volume weighted average price of the Ordinary Shares on the principal market for a particular Trading Day or set of Trading Days, as the case may be, as reported by Bloomberg.